January 6, 2010
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Quicksilver Resources Inc. Form 10-K for the Fiscal year Ended December 31, 2008 Filed March 3, 2009 Response letter dated October 26, 2009 File No. 1-14837
Dear Mr. Schwall:
          This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 22, 2009 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.
Form 10-K for the fiscal year ended December 31, 2008 as amended
Engineering Comments
SEC Comment: We have reviewed your response to prior comment one of our letter dated September 22, 2009. As we stated previously, under Rule 4-10(a) of Regulation S-X proved reserves are those reserves which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing operating and economic conditions. The reserve estimates should be much more likely to either remain the same or to increase once the well is actually drilled. Your response does not adequately address the fact that, depending on the price used, between 52% and 62% of the individual wells are 10% or more below the original PUD reserve estimate. Nor does your response address the fact that the 52 proved undeveloped locations had a median gross proved reserve estimate of approximately 3.047 BCFe when the previous years’ drilling program of proved undeveloped wells had a median of only 2.79 BCFe per well when using 2008 prices and

Mr. H. Roger Schwall
January 6, 2010

when using 2007 prices had a median of only 2.53 BCFe per well.
While 52% of our post-drill reserves were 10% or more below their pre-drill estimates, we believe that this fact does not cause our reserves to be materially mistated because even if such discrepancy is extrapolated, it does not result in material changes to our total reserves for the following reasons:
•	The 52 PUDs at December 31, 2007 that were drilled during 2008 had the following median reserves per well:
▪	3.047 Bcfe per well as PUDs at December 31, 2007

▪	2.79 Bcfe per well on a post-drill basis at December 31, 2008 when using 2007 prices

▪	2.53 Bcfe per well on a post-drill basis at December 31, 2008
•	If all 52 PUDs drilled during 2008 were booked using the median reserves per well at December 31, 2007, the difference between the estimated median reserves at December 31, 2007 and the actual median reserves booked on a post-drill basis at December 31, 2008 is 13.4 Bcfe on an 8/8ths basis. That is only 0.7% of our owned 2007 proved reserves which we believe is immaterial with respect to our total publicly disclosed reserves and financial statements.

•	If all 218 PUDs that were recognized at December 31, 2007 were booked using the median reserves per well of the 52 PUDs drilled in 2008, the aggregate difference between the PUD reserves previously recognized and the actual median results of the 2008 PUD drilling program is 56.0 Bcfe on an 8/8ths basis. That is 2.9% of our 2007 proved reserves owned which we believe would be immaterial with respect to our publicly disclosed reserve quantities.

•	These are either known or estimated differences attributable to 2007 PUD reserves only and are not indicative of any differences with respect to PUD reserves reported at December 31, 2008.
SEC Comment: You acknowledge that the reserves of the 20 Hill Country wells may have been overstated by 0.8 Bcf per well or an average of 40%. Tell us what steps you have taken to confirm that the same process did not cause the reserves of other wells to also be overstated. We note that you only drilled 52 PUD wells in 2008; thus the Hill Country wells represented 38.5% of your 2008 PUD drilling program in the Barnet Shale.
The Company notes the following:
•	The 52 PUDs at December 31, 2007 that were drilled during 2008 were located as follows:
▪	0 in Hill County

▪	49 in Cowtown

▪	3 in Northern Barnett
•	The 218 PUDs at December 31, 2007 were located as follows:
▪	3 in Hill County

▪	212 in Cowtown

▪	3 in Northern Barnett
•	Our estimate of Hill County reserves was based upon a sampling of PDPs in Hill County that was too small to appropriately estimate 2008 PUD reserves. However, this sampling error must be put in perspective: only 3 PUD locations were recognized in 2007 in Hill County, therefore we believe that this does not cause our 2007 reserves as previously reported in our annual reports to be materially mistated.

Mr. H. Roger Schwall
January 6, 2010

•	Although our 2009 reserve estimation process is still preliminary, our 2009 drilling program in Hill County reveals that for the 10 wells drilled, none of which were classified as PUDs at December 2008, the median post-drill reserves per well are 2.090 Bcfe as compared to the median reserves of 2.057 Bcfe per well for PUDs in Hill County at December 31, 2008.

•	Our sample sizes of PDPs in Cowtown and Northern Barnett to determine PUD reserves were appropriately sized to be statistically valid and avoid any sampling shortcomings within those areas.

•	Our 2009 reserve estimation process includes comparisons of median post-drill reserves to the recognized pre-drill PUD reserves disaggregated by area. This process forms a key component to the 2009 process.
SEC Comment: As to the other portion of the drilling program that were not drilled as proved undeveloped locations but as unproved locations, we have not considered those locations since these were not reportable reserves and therefore were and are not part of our review.
While we recognize that wells other than PUDs were not part of your review, we believe that consideration of the results of such wells is relevant to a calculation of estimated reserves for the following reasons:
•	The development of PUD estimates for any period end should consider the full drilling results including probable-to-PDP conversions, not just the PUD development because probable-to-PDP conversion is an integral part of our drilling program and the additional data points obtained by considering the probable-to-PDP conversions provide for a higher confidence level to the estimates of recoverable reserves.

•	Meaningful analysis of full drilling results is best undertaken using disaggregated data within different operating areas, even within the same basin, as appropriate.

•	The 292 wells drilled during 2008 (including the 52 PUDs from 2007) were located as follows:
▪	188 in Cowtown

▪	77 in Northern Barnett

▪	27 in Hill County
We and our reserve engineers consider the results for our entire drilling program in estimating reserves. These results are set forth in Appendix C
SEC Comment: Finally, you provided us with a second set of reserve figures for the same wells. However, these figures represent less than a year’s worth of production. Tell us why you believe that it is appropriate to consider less than a year’s worth of production as support for our estimate.
In our latest comment letter response, we revised the post-drill EURs for the 52 wells that were PUDs at December 31, 2007 and drilled during 2008 from the figures previously submitted to the Commission. We made the revision because we discovered that originally presented EURs only

Mr. H. Roger Schwall
January 6, 2010

reflected remaining reserves. However, to arrive at the post-drill EURs, cumulative production must be included. When we evaluate our EURs, we believe it is appropriate and consistent with industry practice to aggregate period end reserves with previous production. We believe this is particularly important when extrapolating any differences between pre- and post-drill EURs.
SEC Comment: Therefore, we reiterate our request that you tell us why a reserve restatement of your proved undeveloped for past periods is not warranted.
We do not believe a reserve restatement to 2007 is warranted for the following reasons:
•	The statistics regarding differences between pre- and post-drill reserves are based solely upon the PUD-to-PDP conversions during 2008, whereas we believe that reserve estimation should incorporate the results of our full drilling program in each of our areas of operation, not just PUD-to-PDP development.

•	The difference between pre-drill estimates and post-drill results for our PUDs at December 31, 2007 constitutes a known difference, which we consider to be a change in estimate.

•	The known difference between estimate and actual for all PUDs as of December 31, 2007 ranges from 13.4 Bcfe on an 8/8ths basis to an extrapolated difference of 56.0 Bcfe on an 8/8ths basis, which represents a range of 0.7% to 2.9% of our reported net owned 2007 proved reserves of 1.550 Tcfe.

•	We believe that these 2007 differences amounts are quantitatively immaterial and are also qualitatively immaterial because they were adjusted and reported as 2008 revisions.
The Company notes the following regarding our 2008 reserve estimation process:
•	We are re-submitting the Appendix C graph from our earlier letter without altering the 2008 data, which summarizes the full 2008 drilling program by area within the Barnett Shale compared with the recognized PUDs for those areas. We have, however, now included underlying data supporting the graph and have included information with respect to 2007 PUD reserves. With the exception of the reserves for Hill County, this analysis reveals that 2008 PUD reserves are consistent with our median 2008 normalized drilling activity. Our letter dated October 26, 2009 contains a more complete description of the excluded wells and the reasons for their exclusion in arriving at normalized activity.

•	Our only known difference for PUDs recognized at December 31, 2008 is Hill County, which we have estimated at 15.8 Bcfe on an 8/8ths basis or 0.6% of our reported net owned reported reserves of 2.208 Tcfe based on the information available as of the time of filing our 2008 Annual Report on Form 10-K. We believe that this amount is both quantitatively and qualitatively immaterial to the reserves reported and is further defensible in light of the preliminary 2009 reserve estimates for the wells drilled in Hill County during 2009
If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000. Additionally, we are eager to bring the matter to a mutually agreeable resolution. In that regard, we would like to make ourselves available to meet with you telephonically or in person regarding the content of this letter.
Very truly yours,
/s/ Philip Cook
Philip Cook
Senior Vice President —
Chief Financial Officer

cc:	James Murphy U. S. Securities and Exchange Commission

APPENDIX C — SUMMARY OF 2007 AND 2008 PUDS COMPARED WITH 2008 DRILLING ACTIVITY

	PUD Assumptions for 2007		PUD Assumptions for 2008		2008 Drilling Activity				2008 Normalized Drilling Activity
		12/31/07		12/31/08			12/31/08 Median Post Drill EURs (1)
	# of Total	Median EURs	# of Total	Median EURs	# of 2008 Drills		2007 PUD	All	# Of Drills	Median Post Drill
	PUD sites	Per PUD site (1)	PUD sites	Per PUD site (1)	2007 PUDs	All	Sites	Drills	In 2008	EURs (1)
Southern Barnett
Cowtown	212	3.113	172	2.705	49	188	2.677	2.511	157	2.864
Hill County	3	3.126	20	2.057		27		1.259	24	1.265

Total South Barnett	215	3.113	192	2.705	49	215	2.677	2.365	181	2.538

Northern Barnett	3	1.592	117	2.499	3	77	2.935	3.823	77	3.823

Total	218	3.048	309	2.704	52	292	2.730	2.729	258	2.919

(1)	Amounts stated in Bcfe